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                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            FORM 12b-25          SEC File Number:
                                                      0-15501

                   NOTIFICATION OF LATE FILING     CUSIP Number:
                                                    090008 20 2

                                  (Check One):

 [ ] Form 10-K and Form 10-KSB       [ ] Form 20-F         [ ] Form 11-K

                [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For Period Ended: March 31, 1999

    [ ] Transition Report on Form 10-K or 10-KSB
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q or 10-QSB
    [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:______________________



             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I -- Registrant Information


     Full Name of Registrant

         Former Name if Applicable

         Bikers Dream, Inc.

         Address of Principal Executive Office (Street and Number)

         3810 Wacker Drive, Mira Loma, CA 91752
         City, State and Zip Code


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Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

         In late April 1999 the Registrant relocated its main manufacturing facility and corporate headquarters office. As a consequence of such move and the concurrent relocation of the Company's accounting records, delays have arisen in the preparation of the Form 10-QSB.

         It is anticipated that the Registrant will report net income for the fiscal quarter ended March 31, 1999 in the range of approximately $100,000 to $200,000. However, inasmuch as the Registrant's financial statements have not yet been finalized, the estimate of these results is subject to further adjustment.





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Part IV -- Other Information


(1) Name and telephone number of person to contact in regard to this notification:

                Anne Todd              (909)              360-2500
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                 (Name)              (Area Code      Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X]  Yes         [ ]  No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See response in Part III.


                               Bikers Dream, Inc.
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                  (Name of Registrant as specified in charter)
         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date:  May 17, 1999      By: /s/ Herm Rosenman
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).